GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks	CA	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave., Ste 230,	Chatsworth,	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOMMY SOBHANPANAH
Notary Public – California
Ventura County
Commission # 2219543
My Comm. Expires Nov 18, 2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Ventura_ }

On _3/29/2021_ before me, _Tommy Sobhanpanah Notary Public_
Date   Here Insert Name and Title of the Officer

personally appeared _Iaz Pom Ho_
Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



TOMMY SOBHANPANAH
Notary Public – California
Ventura County
Commission # 2219543
My Comm. Expires Nov 18, 2021

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
Signature of Notary Public

Place Notary Seal and/or Stamp Above

───── OPTIONAL ─────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _Oath or Affirmation_
Document Date: _3/29/2021_ _____ Number of Pages: _____
Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _Iaz Pom Ho_	Signer's Name: _____
☐ Corporate Officer – Title(s): _____	☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____
Signer is Representing: _____	Signer is Representing: _____

©2019 National Notary Association

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2020



Farber Hass Hurley LLP
Certified Public Accountants
9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com
Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gold Coast Securities, Inc. as of December 31, 2020, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gold Coast Securities, Inc.'s management. Our responsibility is to express an opinion on Gold Coast Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gold Coast Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determining Reserve Under Rule 15c3-3, Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3, and Schedule IV, Schedule of Segregation Requirements and Funds have been subjected to audit procedures performed in conjunction with the audit of Gold Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of Gold Coast Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Gold Coast Securities, Inc.'s auditor since 2001.
Chatsworth, California
March 29, 2021

GOLD COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	16,042
Deposit with clearing organization		25,000
Receivable from broker-dealers and clearing organization		79,700
Other receivables		7,772
Office furniture and equipment, at cost, less accumulated depreciation of $5,264		7,370
Other assets		27,975
Total assets	$	163,859

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	44,231
Deferred revenue, net		1,281
Total liabilities		45,512
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200 shares authorized, 102 shares issued and outstanding		5,843
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 284.66 shares issued and outstanding		67,655
Additional paid-in capital		17,991
Retained earnings		26,858
Total stockholders' equity		118,347
Total liabilities and stockholders' equity	$	163,859

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

Revenues:		
Commissions		
Brokerage commissions	$	17,169
Distribution fees		166,263
Insurance revenue		549,790
Trailing commissions and fees		265,001
Investment advisory and management fees		468,583
Representative monthly fees		59,400
Forgiveness of PPP Loan		36,000
Reimbursement income		22,322
Miscellaneous income		13,049
Interest and dividend income		92
Total Revenue		1,597,669
Expenses:		
Commissions		711,838
Investment advisory and management fee expense		388,821
Employee compensation and benefits		235,360
Occupancy		94,822
Regulatory and insurance expense		76,410
Clearing		42,509
Legal and professional fees		20,880
Communications and data processing		18,822
Supplies and printing		5,728
Website maintenance and documentation		4,739
Postage and delivery		3,547
Depreciation and amortization		1,971
Other		7,723
Total Expenses		1,613,170
Loss before income tax provision		(15,501)
Income tax provision		800
Net loss	$	(16,301)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2020

Subordinated borrowings at beginning of year	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at end of year	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Series A Common Stock		Series B Common Stock		Additional Paid-in	Retained	Stockholders'
	Shares	Value	Shares	Value	Capital	Earnings	Equity
Balance at December 31, 2019	102	$5,843	284.66	$67,655	$17,991	$43,159	$134,648
Net loss	-	-	-	-	-	($16,301)	($16,301)
Balance at December 31, 2020	102	$5,843	284.66	$67,655	$17,991	$26,858	$118,347

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

	2020
Cash flows from operating activities:	
Net loss	$ (16,301)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	1,971
PPP Loan Proceeds	(36,000)
Changes in:	
Receivable from broker-dealers and clearing organization	(2,276)
Other assets	(1,232)
Officer advances	29,000
Accounts payable and accrued expenses	4,831
Deferred revenue, net	(373)
Total adjustments	(4,079)
Net cash used in operating activities	(20,380)
Cash flows from investment activities:	
Purchase of furniture and equipment	(6,067)
Net cash used in investing activities	(6,067)
Cash flows from financing activities:	
PPP Loan Proceeds	36,000
Net cash provided by financing activities	36,000
Net increase in cash and cash equivalents	9,553
Cash and cash equivalents at beginning of year	6,489
Cash and cash equivalents at end of year	$ 16,042
Supplemental cash flow disclosures:	
Income tax payments	$ 800
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

Gold Coast Securities, Inc. (a C-corporation) (the "Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2. **Significant Accounting Policies**

Basis of Presentation
The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities, mutual funds, corporate debt, municipal bonds, and U.S. government securities; selling life insurance and annuities; and providing investment advisory and management services.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years.

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2.   Significant Accounting Policies (continued)

Revenue Recognition (continued)

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.   In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.   The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis.   The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products.   The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date.   The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers in managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly).   The revenue from the investment advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned.   The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

2. Significant Accounting Policies (continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair Value of Financial Instruments
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

Subsequent Events
The Company evaluated subsequent events through March 29, 2021, the date the financial statements were available to be issued.

3. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

ASUs issued before March 29, 2021 and effective after December 31, 2020 are not expected to have a material effect on the Company's Statement of Financial Condition, Statement of Operations, Statement of Changes in Stockholder's Equity, or Statement of Cash Flows.

4. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees

4.   Guarantees (continued)

as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020, or during the year then ended.

5.   Cash Segregated Under Federal and Other Regulations

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

6.   Receivable From and Payable Clearing Organizations

Amounts receivable from and payable to clearing organizations were as follows for the year ending December 31, 2020:

December 31, 2020	*Receivable*	*Payable*
Receivable from product sponsors and clearing organization	$ 79,700	$ --
Fees and commissions receivable/payable	7,772	44,231
	$ 87,472	$ 44,231

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing LLC) on a fully disclosed basis. Pershing LLC is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

7.   Commitments and Contingencies

The Company has an operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company's lease will terminate on November 30, 2021. Current monthly rental payments are approximately $3,800. In addition, during the year, the Company leased 1,802 square feet of office space in Gold River, California. The Company terminated the lease on November 30, 2020 at the expiration of the lease term.

7. **Commitments and Contingencies (continued)**

Future minimum lease payments under the operating lease are as follows:

Year ending December 31,:

2021	$	41,592
	$	41,592

Lease payments for the year ended December 31, 2020 was $83,497, which is included in occupancy expense.

In February 2016, the FASB issued ASU 2016-02, "Leases," that provides a new accounting guidance related to leases effective January 2019 for terms longer than 12 months. ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use (ROU) asset and a lease liability on the balance sheet. Since the Company has not entered into any lease obligation greater than 12 month, the Company was not required to record a ROU asset and lease liability.

8. **Property and Equipment**

Property and equipment consists of the following as of December 31, 2020:

Computer, Phone & Equipment	$	12,634
Less: Accumulated Depreciation		(5,264)
Total Property and Equipment	$	7,370

Depreciation expense for the year ended December 31, 2020 was $1,971.

9. **Retirement Plan**

In August 2003, the Company established a 401(k) Profit Sharing Plan administered by Retirement Systems of California, Inc. The 401(k) Profit Sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped at $19,500 in 2020 (plus catch-up provisions). However, the Company terminated the 401(k) Profit Sharing plan in April 2020.

All employees who were at least 21 years of age and have been employed by the Company for at least six months were eligible to participate. Plan contributions are self-directed. No employer matching contributions were made for the year ending December 31, 2020.

10. **Major Revenue Concentration**

For the year ended December 31, 2020, variable annuity, mutual fund, and management fee revenue were approximately 33%, 27% and 29%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. In addition, approximately 15% of total revenues were generated from one insurance company. Approximately another 12% of total revenues were generated from one mutual fund company.

With respect to clearing organization receivables, such receivables normally arise from fees generated through clearing and execution services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers, mutual fund companies, and insurance companies as the source of these revenues. As of December 31, 2020, three product providers had balances of approximately 17% each of total receivables from Broker-Dealers and Clearing Organization. In addition, the Company's clearing firm had a balance of approximately 2% of total receivables from Broker-Dealers and Clearing Organization.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had no bad debt expense for 2020.

11. **Income Tax**

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2020, the Company had a state and federal NOL carryforward of approximately $144,000 and $53,000, respectively, which will expire by 2035. As of December 31, 2020 there are no assurances the Company will be able to utilize such losses. As such, the Company has recognized a full allowance for any deferred taxes, and has recognized the minimum state franchise tax of $800, for the year 2020.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

11.   Income Tax (continued)

The Company is generally not subject to federal, state, or local tax examinations by taxing authorities for years before 2017.   As of December 31, 2020, no taxing authority has proposed any adjustments to the Company's tax position.

12.   Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).   At December 31, 2020, the Company's net capital measured $62,129 and its net capital ratio was 0.73 to 1.

13.   Related Party Transactions

During 2020, an officer of the Company repaid an advance of $29,000.

14.   COVID-19

The worldwide outbreak of COVID-19 may lead to an adverse impact on the financial markets and the economy.   In the event that such an adverse impact was to occur for a substantial period of time, the operations and financial performance of the Company may be adversely affected.   However, the severity of such an event, should it occur, is uncertain and cannot be predicted.

15.   PPP Loan

On May 4, 2020, the Company received a loan in the amount of $36,000 from the Payroll Protection Program (PPP Loan) under the Federal Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which was enacted on March 27, 2020. The program is administered by the U.S. Small Business Administration.   Under the terms of the program, loans may be forgiven if they are used for qualifying expenses as described in the CARES Act.   The Company complied with the terms of the program and the PPP Loan was forgiven during the year.   The Company recognized the full loan amount as income during the year.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2020

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

Net capital
Total stockholders' equity .... $ 118,347
Deduct stockholders' equity not allowable for capital .... -

Total stockholders' equity qualified for net capital 118,347
Add:
Subordinated borrowings allowable in computation of net capital .... -
Other (deductions) or allowable credits - deferred income taxes payable ... -

Total capital and allowable subordinated borrowings 118,347
Deductions and/or charges:
Nonallowable assets:

Office furniture and equipment	7,370	
Other assets - registered representative receivables, net	7,772	
Receivable from broker-dealers, in excess of related payable	13,101	
Other assets - prepaid expenses and deposits	27,975	56,218

Net capital before haircuts on securities positions 62,129
Haircuts on securities positions .... -

Net capital per audited financial statements .... $ **62,129**

Aggregate indebtedness
Items included in statement of financial condition:
Accounts payable, accrued expenses, and deferred revenue, net, ... $ 45,512
Items not included in statement of financial condition .... -

Total aggregate indebtedness (AI) .... $ 45,512

Computation of basic net capital requirement
Minimum net capital required (6-2/3% of AI) .... $ 3,034

Minimum dollar net capital requirement .... $ 50,000

Minimum net capital required (greater of above): .... $ 50,000

Excess net capital over minimum net capital required .... $ 12,129

Excess net capital at 1,500 percent (net capital - 6.67% of AI) .... $ 59,095

Excess net capital at 1,000 percent (net capital - 10% of AI) .... $ 57,578

Ratio: Aggregate indebtedness to net capital .... 0.73 to 1

There are no material differences between the preceeding computation and the Company's
corresponding unaudited part II of Form X-17A-5 as of December 31, 2020

See Report of Independent Registered Public Accounting Firm

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing securities transactions on a fully disclosed basis through its clearing firm.

With respect to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Gold Coast Securities, Inc., the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.

Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing securities transactions on a fully disclosed basis through its clearing firm.

With respect to securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Gold Coast Securities, Inc., the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.

Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

See Report of Independent Registered Public Accounting Firm

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2020

Not applicable

See Report of Independent Registered Public Accounting Firm

GOLD COAST

◆

SECURITIES

Member FINRA & SIPC

Exemption Report
December 31, 2020

Gold Coast Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Tae P. Ho, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Tae P. Ho
Chief Executive Officer
Gold Coast Securities, Inc.

01/14/2021
_____
Date

275 E. HIllcrest Drive, Suite 225, Thousand Oaks, CA 91360
Tel. 805-496-3660   888-474-4610   Fax 805-496-3880

www.gcsec.com

Farber Hass Hurley LLP

Certified Public Accountants   9301 Oakdale Avenue, Suite 230   Telephone: (818) 895-1943
              Chatsworth, CA 91311   Facsimile: (818) 727-7700
              www.fhhcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gold Coast Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gold Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provision") and (2) Gold Coast Securities, Inc. stated that Gold Coast Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gold Coast Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gold Coast Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California

March 29, 2021

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of
Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gold Coast Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gold Coast Securities, Inc. for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
March 29, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

53148 FINRA DEC
GOLD COAST SECURITIES, INC.
275 E. HILLCREST DR., STE 225
THOUSAND OAKS, CA 91360-8241

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TAE P. HO, (805) 496-3660

2. A.	General Assessment (item 2e from page 2)	$722
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/30/2020 Date Paid	(326)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	396
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$396

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $396

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOLD COAST SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February, 20 21.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,597,669

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 984,127

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 42,502

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

FEES FROM REPRESENTATIVES 90,015

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions 1,116,644

2d. SIPC Net Operating Revenues $ 481,025

2e. General Assessment @ .0015 $ 722

(to page 1, line 2.A.)

2